[Saba Letterhead]

August 31, 2005

By Edgar Correspondence, Facsimile (202) 942-9638 and Overnight Delivery

Adam Halper, Esq.

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance — Mail Stop 4561

100 “F” Street, NE

Washington, DC 20549

Re:	Saba Software, Inc.

Registration Statement on Form S-3

Filed June 13, 2005

File No. 333-125778

Form 10-Q for the fiscal quarter ended February 28, 2005

File No. 0-30221

Dear Mr. Halper:

We have set forth below our responses to comments 1 through 4 (“Comments 1-4”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in the Staff’s letter dated July 13, 2005 (the “Comment Letter”), relating to our Registration Statement filed on Form S-3 (the “Form S-3”) and our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2005. We responded to comment 5 of the Staff in a letter dated July 15, 2005. We have enclosed herewith for the convenience of the Staff copies of Pre-Effective Amendment No. 1 to the Form S-3, which has been filed today and which copies are marked to show changes from the S-3 as originally filed on June 13, 2005.

We have reprinted Comments 1-4 from the Comment Letter above our responses for your reference.

1. We note that you completed the acquisition of THINQ Learning Solution, Inc. on May 5, 2005 and that you determined that the acquisition involved a significant amount of assets to be disclosed under Item 2.01 of Form 8-K. Under Rule 3-05 and Rule 11-01 of Regulation S-X, financial statements and pro forma financial information of THINQ may be required depending on the level of significance. Please tell us the calculations used to determine the significance level of this acquisition.

Adam Halper, Esq.

August 31, 2005

Page Two

We supplementally advise the Staff that, based on the “significant subsidiary” tests set forth in Regulation S-X, financial statements of THINQ is required for a two year period. The two year requirement is based on the fact that THINQ’s total assets as of its most recently completed year-end on December 31, 2004 of $22.1 million represent approximately 70% of the Company’s total assets of $31.7 million as of its most recently completed year-end on May 31, 2004. Although this test would indicate that three years of financial statements may be required, the exception in Rule 3-05 (b) (2) (iv) reduces the period from three years to two years for acquired businesses with less than $25 million in annual revenues. THINQ’s audited financial statements for its most recent fiscal year, the year ending December 31, 2004, indicated revenues of $14.9 million. The other two tests (investment percentage and net loss) are significantly lower in total percentage than the total asset percentage based test. Pursuant to Rule 11-01 of Regulation S-X, the Company has included a pro forma balance sheet as of February 28, 2005, and a pro forma statement of operations for the nine months ended February 28, 2005 and year ended May 31, 2004. The financial statements and pro forma information are contained in the Company’s Form 8-K/A filed with the Commission on July 19, 2005.

2. Please identify the natural person(s) with sole or shared voting or dispositive power over the shares held by each of the entities listed in the Selling Security Holders table. Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual, which are publicly available on our website.

In response to the Staff’s request, our outside legal counsel sent out, on behalf of the Company, questionnaires to each of the selling stockholders listed in the Form S-3 (the “Questionnaires”). To the extent that our outside legal counsel has, or we have, been able to obtain the requested information from selling stockholders, we have complied with the Staff’s request and included in the footnotes to the Selling Security Holders table the natural person(s) with sole or shared voting or dispositive power over the shares held by each of the entities listed in the Selling Security Holders table. Those selling stockholders who have not yet responded to our Questionnaires have not been named in the Selling Security Holders Table. We will supplementally provide the Staff with additional information regarding the 18 selling stockholders who hold an aggregate of 112,928 shares if and when the selling stockholders provide the information requested from them relating to the Staff’s request and include these selling stockholders in the Selling Security Holders table by post-effective amendment or prospectus supplement.

3. Please tell us whether any of the selling security holders are registered broker-dealers, and unless a registered broker-dealer that is a selling security holder acquired its shares as transaction-based compensation for investment

Adam Halper, Esq.

August 31, 2005

Page Three

banking services, revise the prospectus to name the broker-dealer as an underwriter. Please also indicate in your response letter whether any selling security holders are affiliated with a registered broker-dealer and if so, disclose this in the prospectus and briefly describe the affiliation. With respect to any selling security holder that is an affiliate of a registered broker-dealer, disclose whether such selling security holder purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

In response to the Staff’s request, we note that we have determined that, based upon their responses to the Questionnaires, none of the selling stockholders who have responded to our Questionnaires to date are a registered broker-dealer. We will supplementally provide additional information regarding the 18 selling stockholders who hold an aggregate of 112,928 shares if and when the selling stockholders provide the information requested from them relating to the Staff’s request in a future response letter to the Staff.

In addition, we note that we have determined that, based upon their responses to the Questionnaires, the following selling stockholders, all of whom purchased their shares in the ordinary course of business, and none of whom at the time of purchase of the securities to be resold had any agreements or understandings, directly or indirectly, with any person to distribute the securities, are affiliates of registered broker-dealers:

(1) CIBC WMC Inc. is an indirect wholly-owned subsidiary of Canadian Imperial Bank of Commerce, which is the indirect parent of a registered broker-dealer.

(2) Dain Rauscher Wessels Investors LLC is managed exclusively by its general partner, RBC Capital Investment Holdings (USA) Inc., which is an affiliate of RBD Capital Markets Corporation, an NASD member.

(3) FAC Management Corp. directly or indirectly alone or with others has the power to vote or dispose of the Saba common stock registered in the name of First Albany Private Fund 1999 LLC and First Albany Special Purpose Fund II LLC; FAC Management Corp. is under common control with First Albany Capital, Inc., a registered broker-dealer.

(4) Jefferies Venture Capital Fund I, LLC (previously named Jefferies Employees Merchant Banking Fund, LLC, Jefferies Investors II, LLC and Jefferies Investors V, LLC) is controlled by Jefferies & Company, Inc., which is a registered broker-dealer.

Adam Halper, Esq.

August 31, 2005

Page Four

(5) Mellon Ventures II LP’s majority limited partner is MBC Investments Corporation, a wholly-owned subsidiary of Mellon Financial Corporation (“MFC”), which is the ultimate owner of the following NASD entities: Dreyfus Service Corporation, Mellon Securities LLC, MBSC, LLC, Mellon Institutional Asset Management Limited, Mellon Financial Markets, LLC, Mellon Funds Distributor, L.P., Boston Safe Advisors, Inc., The Boston Company Asset Management, LLC, Mellon Consultants, LLC, The Dreyfus Corporation, Dreyfus Investment Advisors, Inc., Dreyfus Service Corporation, EACM Advisors LLC, Founders Asset Management LLC, Franklin Portfolio Associates, LLC, Laurel Capital Advisors, LLP, Lighthouse Growth Advisors LLC (Lighthouse Ashland Investments), MBSC, LLC, Mellon Institutional Asset Management Limited, Mellon Brascan DTVM, Mellon Capital Management Corporation, Mellon Equity Associates, LLP, Mellon Global Investments Asia Limited (Jersey), Mellon Global Investments Limited, Mellon Global Investments Japan Co., Ltd., Mellon Hedge Advisors, LLC, Mellon HR Solutions, LLC (Mellon HR Solutions), Mellon HBV Alternative Strategies LLC, Mellon HBV Alternative Strategies UK Limited, Newton Capital Management Limited, Newton Fund Managers Limited, Newton International Investment Management Ltd., Newton Investment Management Limited, Newton Investment Management (IOM) Limited, Newton Investment Management (Guernsey) Limited, Pareto Partners, Pareto Partners Australia Pty Limited (Pareto Partners), Pareto Partners (Bermuda) Ltd, Pareto Partners (Marketing) Limited and Standish Mellon Asset Management Company LLC.

In addition, Bessec Ventures IV LP and Bessemer Venture Partners IV LP (the “BVP Entities”) have informed us that neither is an affiliate of a registered broker-dealer. The general partner of the BVP Entities is Deer IV & Co. LLC and this entity is also not an affiliate of a registered broker-dealer. However, other limited partnerships managed by a different general partner, which general partner is comprised of some of the same members as is Deer IV & Co. LLC (such partnerships, “Affiliated BVP Funds”), have indirect interests in registered broker-dealers as a result of the following investments:

(a) Affiliated BVP Funds (other than the BVP Entities) hold in excess of 5% of the voting securities of Gerson Lehrman Group, Inc., which is a 100% owner of Gerson Lehrman Brokerage Services, LLC, a registered broker-dealer. Rob Stavis, an executive manager of Deer VI & Co. LLC, which is the general partner of certain Affiliated BVP Funds, serves on the board of directors of Gerson Lehrman Group, Inc. Mr. Stavis is not a member of Deer IV & Co. LLC.

Adam Halper, Esq.

August 31, 2005

Page Five

(b) Affiliated BVP Funds (other than the BVP Entities), hold in excess of 20% of the voting securities of Soleil Securities Group, Inc., which is 100% owner of Soleil Securities Corporation, a registered broker-dealer. Rob Stavis serves on the board of directors of Soleil Securities Group, Inc.

(c) Affiliated BVP Funs (other than the BVP Entities), hold in excess of 30% of the fully diluted capital of Quadriserv, Inc., which is 100% owner of Quadriserv Securities, Inc., a registered broker-dealer. Rob Stavis serves on the board of directors of Quadriserv, Inc.

We will supplementally provide additional information regarding the 18 selling stockholders who hold an aggregate of 112,928 shares if and when the selling stockholders provide the information requested from them relating to the Staff’s request in a future response letter to the Staff.

4. You indicate that the selling security holders may engage in short sales. If true, please confirm that none of the selling security holders currently has an open position in Saba Software’s common stock. Also, please confirm that you and the selling security holders are aware of our position on short sales. See interpretation A.65, of the July 1997 Publicly Available Telephone Interpretation Manual.

In response to the Staff’s request, we note that we have determined that, based upon their responses to the Questionnaires, which also included a notice regarding the Staff’s position on short sales, one of the selling security holders listed in the Selling Security Holders table has an open position in our common stock and each of the selling security holders listed in the Selling Security Holders table has acknowledged the Staff’s position on short sales. Legal counsel to the selling stockholder with the open position in our common stock confirmed via an August 26th telephone call that his client is aware of the Staff’s position on short sales and intends to cover its open position with shares of our common stock other than those registered pursuant to the Form S-3, as amended. We will supplementally provide additional information regarding the 18 selling stockholders who hold an aggregate of 112,928 shares if and when the selling stockholders provide the information requested from them relating to the Staff’s request and acknowledge the Staff’s position on short sales in a future response letter to the Staff.

Adam Halper, Esq.

August 31, 2005

Page Six

If you have any questions concerning the matters referred to in this letter, please call the undersigned at (650) 581-2599.

Very truly yours,

/s/ Peter E. Williams III
Peter E. Williams III
Chief Financial Officer

cc: Paul “Chip” L. Lion III, Esq.